Exhibit 99.1

BIOVAIL CORPORATION
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Biovail Corporation (the "Company") will be held at The Toronto Stock Exchange Theatre, Broadcast and Conference Centre, Exchange Tower, 130 King Street West, Toronto, Ontario, on Friday, June 25th, 2004 at 10:00 a.m. (Toronto time), for the following purposes:

1.
To receive the financial statements of the Company for the year ended December 31, 2003 and the report of the auditors thereon;

2.
To elect directors;

3.
To reappoint Ernst & Young LLP as auditors;

4.
To consider and, if deemed appropriate, adopt, with or without variation, a resolution (the full text of which is reproduced as Schedule "A" to the accompanying Management Information Circular) authorizing the Company to implement a new stock option plan (as described in the accompanying Management Information Circular) in replacement of the Company's existing stock option plan; and

5.
To transact such other business as may properly be brought before the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Kenneth C. Cancellara, Q.C.
Senior Vice President,
Chief Legal Officer
and Corporate Secretary
Mississauga, Ontario
May 14, 2004

  SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE INVITED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY WHICH WILL BE USED AT THE MEETING IF RECEIVED ON OR BEFORE THE CLOSE OF BUSINESS (LOCAL TIME) ON THE BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF BY CIBC MELLON TRUST COMPANY PROXY DEPARTMENT, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA, M5A 4K9 (FACSIMILE (416) 368-2502) AT WHICH THE PROXY IS TO BE USED, OR DELIVERED TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME OF VOTING.